                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of           November         , 2000
                  --------------------------

                              Softcare EC.com Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

QUARTERLY REPORT ON FORM 61 FOR THE QUARTER ENDED AUGUST 31, 2000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC.com Inc.
                                           -------------------------------------
                                                      (Registrant)


Date  November 6, 2000                 By  /s/ Martyn Armstrong
     ------------------                    -------------------------------------
                                           Martyn Armstrong, President and CEO

--------------------------
*Print the name and title under the signature of the signing officer.

BRITISH COLUMBIA                              Q U A R T E R L Y   R E P O R T
SECURITIES COMMISSION                                      FORM 61


INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:
FOR THE FIRST, SECOND AND THIRD FISCAL QUARTERS:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.
FOR THE FOURTH FISCAL YEAR QUARTER (YEAR END)
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below is to be provided when not included in Schedule A.

    1.   FOR THE CURRENT FISCAL YEAR-TO-DATE:
         Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

    2. FOR THE QUARTER UNDER REVIEW:
         (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.,) and commission paid.
         (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

    3. AS AT THE END OF THE QUARTER:
         (a) Particulars of authorized capital and summary of shares issued and outstanding.
         (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
         (c) Total number of shares in escrow or subject to a pooling agreement.
         (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION
Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:
     Acquisition or abandonment of resource properties, acquisition of fixed assets, financing and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, or special resolutions passed by shareholders.
Specifically, the management discussion must include:
         (a) disclosure of and reasons for any material differences in the ACTUAL use of proceeds from the previous disclosure by the issuer regarding its INTENDED use of proceeds: and
         (b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.
--------------------------------------------------------------------------------
FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT
The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-660-4890), 200-865 Hornby Street, Vancouver, British Columbia, V6Z 2H4. Toll Free in British Columbia 1-800-373-6393.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                        DATE OF REPORT
ISSUER DETAILS                                                                 FOR QUARTER ENDED
NAME OF ISSUER                                                                                         Y       M        D
 SOFTCARE EC.COM INC. (formerly International Savannah Ventures Ltd.)              00/08/31            00      10      30
----------------------------------------------------------------------------------------------------------------------------
ISSUER'S ADDRESS
                 107 - 980 West 1st Street
----------------------------------------------------------------------------------------------------------------------------
CITYPROVINCE                                             POSTAL CODE    ISSUER FAX NO.     ISSUER TELEPHONE NO.
                 NORTH VANCOUVER              BC           V7P 3N4      604-983-8056       604-983-8083
----------------------------------------------------------------------------------------------------------------------------
CONTACT PERSON                                           CONTACT'S POSITION                CONTACT TELEPHONE NO.
                 WAYNE ZIELKE                            CHIEF FINANCIAL OFFICER           604-983-8083
----------------------------------------------------------------------------------------------------------------------------

CERTIFICATE
THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND
THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A
COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS
IT.
----------------------------------------------------------------------------------------------------------------------------
          DIRECTOR'S SIGNATURE                        PRINT FULL NAME                   DATE SIGNED
                                                                                      Y       M       D
           "MARTYN ARMSTRONG"                         MARTYN ARMSTRONG                00      10      30
----------------------------------------------------------------------------------------------------------------------------
          DIRECTOR'S SIGNATURE                        PRINT FULL NAME                   DATE SIGNED
                                                                                      Y       M       D
            "WAYNE ZIELKE"                             WAYNE ZIELKE                   00      10      30
----------------------------------------------------------------------------------------------------------------------------

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
AUGUST 31, 2000
================================================================================



SCHEDULE A:  FINANCIAL INFORMATION

     See attached consolidated financial statements for the three month period ended August 31, 2000.


SCHEDULE  B:  SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the three month period ended August 31, 2000.
1.

     Selling expenses include:
     -------------------------

     Trade show expenses                             $     745
     Advertising and promotion                          19,503
                                                     ---------
                                                     $  20,248
                                                     =========

     General and administrative expenses include:
     --------------------------------------------

     Professional fees                               $ 161,929
     Public relations fees                              39,467
     Interest and finance costs                         10,962
     Premises and equipment lease                       41,923
     Travel                                            101,453
     Utilities, insurance, supplies and other           61,497
                                                     ---------
                                                     $ 417,231
                                                     =========

     The aggregate amount of expenditures included in general and administrative expenses that were paid to parties not at arm's length was $118,053.

2.   a)  SUMMARY OF SECURITIES ISSUED DURING THE QUARTER UNDER REVIEW:

         On June 13, 2000, the Company issued 113,600 common shares for gross cash proceeds of $170,400, on the exercise of 113600 Agents Special Warrants.

         On August 18, 2000, the Company issued 25,000 common shares as consideration for professional services rendered in connection with the March 29, 2000 financing on the exercise of 25,000 Agents Special Warrants.

     b)  SUMMARY OF OPTIONS GRANTED DURING THE QUARTER UNDER REVIEW:

         On August 28, 2000, 200,000 stock options were granted to Michael Sherry. Each option is exercisable for one common share for $1.75. The options expire as follows:

         40,000                     August 28, 2001
         40,000                     August 28, 2002
         40,000                     August 28, 2003
         40,000                     August 28, 2004
         40,000                     August 28, 2005

3. a) PARTICULARS OF THE AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING.

         See Notes 14 and 15 of the attached consolidated financial statements for the period ended August 31, 2000.

     b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING, INCLUDING NUMBER OR AMOUNT, EXERCISE OR CONVERSION PRICE AND EXPIRY
         DATE:

         See Notes 14 and 15 of the attached consolidated financial statements for the period ended August 31, 2000.

     c)  TOTAL NUMBER OF SHARES IN ESCROW OR SUBJECT TO A POOLING AGREEMENT:

         Securities subject to pooling agreements with respect to Special Warrants, which are exercisable into common shares and Share Purchase Warrants, are discussed at Note 14 to the attached audited consolidated financial statements for the period ended August 31, 2000.


     d)  LIST OF DIRECTORS:  Martyn Armstrong
                             Wayne Zielke
                             Gregg Sedun
                             Randall Pierson


SCHEDULE C:  MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS FOR THE QUARTER UNDER REVIEW AND UP TO THE DATE OF THIS
REPORT:
--------------------------------------------------------------------------------

OVERVIEW
--------

The Company has continued to develop its OPEN E|C product set during the quarter under review, and this has culminated in the signing on September 19, 2000 of a letter of intent between the Company and SRI Strategic Resources (a division of TELUS Services Inc.). Under this initiative Softcares OPEN E|C platform would be combined with SRI's technology integration expertise to develop a business-to-business (B2B) e-commerce portal for forest industry procurements.

On August 11, 2000, further to the Company's application for issuer status in Ontario, issuer status was granted.

The Company has also been actively strengthening its management team, with the appointment of Mr. Herb Williamson as Vice President Sales and Marketing on June 6, 2000, and the appointment of Mr. John Frostad to the Company's Advisory Board on September 21, 2000. Both appointments bring significant expertise to the Company in areas in which the company has determined markets exist for the Company's products.

The Company has continued to review its position with regard to the purchase of Financial Management Group LLC (FMG) on April 10, 2000. The Company became aware in August and September of further material breaches of the purchase agreement and SoftCare has determined to terminate the acquisition. The two principals have retained counsel and have presented the company with a demand alleging wrongful termination of their employment and other claims. SoftCare intends to vigorously defend any action that might be brought against it relating to these matters, and to pursue rights and remedies available to it for the various breaches of the purchase agreement by FMG, its parent company and the two principals.

Development and marketing of SoftCare's credit counselling software does not depend on the technology of FMG. Management believes that the termination of the purchase agreement and of the employment of the two FMG principals will not have a material effect on a going-forward business opportunity for licensing of SoftCare's credit counselling software.

Subsequent to the period end, on September 1, 2000, the Company granted to Mr. John Frostad 40,000 stock options. Each option is exercisable for one common share for $2.00. The options expire on August 31, 2005.

On October 19, 2000 the Company announced that, subject to regulatory and shareholder approval, the Board of Directors has adopted a share option plan (the "Plan") designed as a consolidated company wide incentive compensation plan for Softcare employees, directors, officers, consultants and service providers. Consequent upon adoption of the Plan a total of 20% of the issued common shares of Softcare are reserved to the Plan (subject to standard anti-dilution adjustment). The total reserved will include 1,230,000 currently outstanding options. Pursuant to the Share Option Plan the Board of Directors has determined that 1,000,875 new options for common share options be granted to specified employees at a price of $ 1.55 per share. The options will vest with individual optionees over periods specified under the Plan. The options granted today shall be exercisable for a term of 5 years. The effective date of the grant is October 19, 2000. Approval for the Plan will be discussed and voted upon by shareholders on November 10, 2000.

RESULTS OF OPERATIONS
---------------------

The consolidated results of operations for the three months ended August 31, 2000 and 1999 include the accounts of the Company and its wholly-owned subsidiaries, Financial Management Group LLC (a Nevada corporation), SoftCare (a Canadian company) and Bus Holdings Corporation (an Anguilla corporation), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). Bus Holdings Corporation is inactive and has no assets or liabilities. All significant intercompany balances and transactions have been eliminated on consolidation.

REVENUE

Revenue in the quarter fell to 40% of the revenue of the comparative quarter ended August 31, 1999. This was mainly due to the company concentrating its sales efforts in its new OPEN E|C product set, rather than the company's traditional TRADELINK EDI product. It is anticipated that further sales initiatives will result in increased revenues in future periods as the Company's profile is enhanced.

EXPENSES

SALARIES AND WAGES

Salaries and wages increased 280% from the corresponding period a year ago. This increase is due to the Company increasing its development efforts to complete OPEN E|C product set. The increase is in part due to the reversal of a valuation allowance thereby reducing wages expense in the prior period by $124,000 relating to recoverable Investment Tax Credits that were received in the fiscal year ended May 31, 2000. Allowing for the effect of this adjustment wages and salaries increased 192% over the corresponding period a year ago. An increase of this magnitude is consistent with a software company moving into new markets. Salaries and wages are expected to grow in future periods as the OPEN E|C business continues to grow.


OTHER COMPENSATION

Other compensation has arisen due to the company's policy of following US reporting requirements in valuing stock options granted to third parties using the Black Scholes model, and, of valuing stock allocated to employees from the Employee Stock Bonus Plan at fair market value.

During the period to August 31, 2000, Michael Sherry was granted 200,000 stock options, and 187,030 shares were allocated to employees for services received from the Employee Stock Bonus.


SELLING EXPENSES

Selling expenses declined 65% from the corresponding period a year ago. This decrease is due primarily to the Company reducing its sales efforts for its older TRADELINK EDI product sets while completing the development of its initial OPEN E|C product set.

It is anticipated with the appointment of the Mr. Herb Williamson that selling expenses will increase as he develops an effective sales team promoting the Company's OPEN E|C product set.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 38%over the corresponding period a year ago. The main areas where costs have increased are professional fees and travel expenses. The professional fees have increased as a result of the continued reporting requirements of a public company, together with the applications for issuer status in Ontario, together with expenses incurred in relation to the ongoing FMG litigation. Travel expenses have increased as a result of the expansion of the Sales and Marketing team, and continued promotion of the company, and its products. Other expenses are anticipated to increase as the business continues to expand.


AMORTIZATION

Amortization increased by approximately 48% from the corresponding period a year ago. This increase for the period was primarily due to the amortization of capital assets purchased in the later part of the prior year.


RESEARCH AND DEVELOPMENT

The Company is committed to continued development and improvement of its products. Expenditures are primarily comprised of wages and are not capitalized but are expensed in accordance with generally accepted accounting principals currently prevalent in the software industry. The Company's products are under constant review and the Company expects that development expenditures will continue to increase in future periods.


INTEREST INCOME

Interest income has arisen on the monies received from the financings entered into on June 18, 1999,and March 29, 2000.


LIQUIDITY AND CAPITAL RESOURCES

As of August 31, 2000, the Company had approximately $1.4 million in cash and cash equivalents. The Company has a $150,000 revolving credit facility of which $43,748 was utilized at August 31, 2000. The Company's working capital was approximately $6.4 million at August 31, 2000. This is compared to working capital of approximately $2.9 million at August 31, 1999.

The Company has the potential to raise future capital of approximately $5.7 million through the future exercise of the Company's special warrants, share purchase warrants, agents special warrants, agents warrants and stock options. However, there is no assurance that the anticipated future warrant financing will be successful or that directors or agents will exercise their options or that funds will be available from the company's subsidiaries to meet future capital and operating requirements.

Payments, on long-term debt, capital leases and Redeemable Class A preference shares, are expected to be met from the funds generated from operations.


(a) DISCLOSURE OF MATERIAL DIFFERENCES IN THE ACTUAL USE OF PROCEEDS FROM THE PREVIOUS DISCLOSURE BY THE COMPANY REGARDING ITS INTENDED USE OF PROCEEDS:

     There have been no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

(b) INVESTOR RELATIONS ACTIVITY

     The Company's investor relations activities consisted of responding to shareholder inquiries, and mailing out news releases and financial statements. Investor relations activities were carried out by Clive Massey.

     The Company terminated the contract with The Equicom Group Inc. during July 2000.

                  Interim Consolidated Financial Statements of

                              SOFTCARE EC.COM INC.


                   Three Months ended August 30, 2000 and 1999

SOFTCARE EC.COM INC.
Interim Consolidated Balance Sheet
August 31, 2000 and 1999

=============================================================================================
                                                                   2000             1999
---------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                 $  1,483,148     $    120,583
     Cash held in escrow (Note 5)                                 2,049,779                -
     Accounts receivable (Note 6)                                   294,526          352,058
     Short term investments (Note 7)                              2,996,509        2,698,952
     Prepaid expenses                                                97,758           10,080
     Investment tax credits receivable                                    -          174,607
     Work in progress (Note 8)                                       50,018                -
---------------------------------------------------------------------------------------------
                                                                  6,971,738        3,356,280

Capital assets (Note 9)                                             277,667          137,857

Goodwill (Note 3)                                                    40,763                -
---------------------------------------------------------------------------------------------

                                                               $  7,290,168     $  3,494,137
---------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (Note 10)                               $     43,748    $           -
     Accounts payable and accrued liabilities                       256,697          269,704
     Current portion of long-term debt (Note 11)                     26,800           40,200
     Current portion of capital lease obligations (Note 12)          43,526           36,557
     Current portion of subsidiary redeemable Class A
           preference shares (Note 13)                               30,000           30,000
     Deferred revenue                                               142,311           90,216
---------------------------------------------------------------------------------------------
                                                                    542,812          466,677

Long-term debt (Note 11)                                             12,309           26,800

Obligations under capital leases (Note 12)                           53,698           29,949

Subsidiary redeemable Class A preference shares (Note 13)            65,000           95,000
---------------------------------------------------------------------------------------------
                                                                    673,819          618,426
---------------------------------------------------------------------------------------------

Shareholders' equity:
     Common Stock (Note 15)                                      15,710,538          999,516
     Additional paid in capital                                     315,369                -
     Special warrants (Note 14)                                           -        7,321,604
     Unearned Employee Stock Bonus Plan (Note 15)                (1,040,581)      (1,279,975)
     Deficit                                                     (8,368,977)      (4,165,434)
---------------------------------------------------------------------------------------------
                                                                  6,616,349        2,875,711
---------------------------------------------------------------------------------------------

                                                               $  7,290,168     $  3,494,137
=============================================================================================

Approved by the Directors:

"Martyn Armstrong"
------------------------
Martyn Armstrong, Director

"Wayne Zielke"
------------------------
Wayne Zielke, Director

SOFTCARE EC.COM INC.
Interim Consolidated Statement of Operations and Deficit

Three months ended August 31, 2000 and 1999
================================================================================
                                                       2000             1999
--------------------------------------------------------------------------------


Revenue                                            $   111,241      $   265,342

Expenses:
     Salaries and wages                                764,251          272,895
     Other compensation (Note 15)                      554,763          861,533
     Selling                                            20,248           57,086
     General and administrative (Note 18)              417,231          293,896
     Amortization                                       30,118           20,352
--------------------------------------------------------------------------------
                                                     1,786,611        1,505,762
--------------------------------------------------------------------------------

Operating loss for the period                       (1,675,370)      (1,240,420)

Other income (expense)
     Interest income                                   104,197            6,977
     Interest expense                                   (5,983)          (7,631)
--------------------------------------------------------------------------------
Total other income (expense)                            98,214             (654)
--------------------------------------------------------------------------------

Net income (loss) for the period                    (1,577,156)      (1,241,074)

Deficit, beginning of period                        (6,791,821)      (2,924,360)
--------------------------------------------------------------------------------

Deficit, end of period                             $(8,368,977)     $(4,165,434)
================================================================================


SOFTCARE EC.COM INC.
Interim Consolidated Statement of Cash Flows
Three months ended August 31, 2000 and 1999
=====================================================================================
                                                            2000             1999
-------------------------------------------------------------------------------------
Cash flow from operating activities:
     Net loss                                            $(1,577,156)    $(1,241,074)
     Items not involving cash:
         Amortization                                         30,119          20,352
         Other compensation                                  554,763         861,533
-------------------------------------------------------------------------------------
                                                            (992,274)       (359,189)
       Changes in non-cash operating working capital:
         Accounts receivable                                 (98,149)        (99,682)
         Prepaid expenses                                     54,827               -
         Investment tax credits receivable                         -        (124,376)
         Work in progress                                      7,553               -
         Accounts payable and accrued liabilities            (80,297)        (13,524)
         Deferred revenue                                    (15,831)           (899)
-------------------------------------------------------------------------------------

Net cash used in operating activities                     (1,117,873)       (597,670)
-------------------------------------------------------------------------------------

Cash flow from investing activities:
     Purchase of capital assets                              (76,301)        (28,717)
     Puchase of short term investments                             -      (2,698,952)
-------------------------------------------------------------------------------------

Net cash used in investing activities                        (76,301)     (2,727,669)
-------------------------------------------------------------------------------------

Cash flow from financing activities:
     Redemption of Class A preference shares                  (7,500)         (7,500)
     Repayment of long-term debt                             (11,252)        (10,050)
     Repayment of bank indebtedness                                -        (155,000)
     Advances of capital lease financing                      48,094           7,072
     Share purchase warrants exercised for cash              170,400               -
     Common stock issued                                           -         960,316
     Common stock issued on exercise of stock options              -          39,200
     Special warrants issued for services pursuant to
       exercise of options                                         -             247
     Special warrants issued in private placement                  -       2,720,000
     Repayment of advance from proposed acquirer                   -        (250,000)
-------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities          186,402       3,304,285
-------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                     (1,007,772)        (21,054)

Cash and cash equivalents, beginning of period             2,447,172         141,637
-------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                 $ 1,439,400     $   120,583
-------------------------------------------------------------------------------------

Cash and cash equivalents comprise:

Cash and cash equivalents                                $ 1,483,148     $   120,583
Bank indebtedness                                            (43,748)              -
-------------------------------------------------------------------------------------

                                                           1,439,400         120,583
-------------------------------------------------------------------------------------

SUPPLEMENTARY DISCLOSURE

Interest paid                                            $   100,983     $     6,977
Interest received                                        $     9,197     $     7,631
-------------------------------------------------------------------------------------

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


1.  NATURE OF OPERATIONS

SoftCare EC.com Inc. (the "Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to SoftCare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2.

The Company and its subsidiary companies develop and market Electronic Data Interchange (EDI) software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing licenses, consulting and support services to both domestic and international markets. Prior to the reverse takeover, the Company had been involved in mining exploration.

The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks.


2.  REVERSE TAKEOVER

On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of SoftCare. At the date of acquisition, EC.com was substantially inactive. As a result of the acquisition, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, SoftCare changed its fiscal year-end from December 31 to May 31 and EC.com changed its year-end from March 31 to May 31.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the consolidated balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants.

The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:

                                                                    $
--------------------------------------------------------------------------------

Cash and cash equivalents                                         73,102
Shareholder receivable                                           448,517
Prepaid expenses and other                                       242,776
Cash advances to SoftCare                                        500,000
Accounts payable and accrued liabilities                        (104,479)
--------------------------------------------------------------------------------
Total acquisition cost                                         1,159,916
================================================================================

The reverse takeover was approved by the Vancouver Stock Exchange (now known as the Canadian Venture Exchange) on June 18, 1999.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


3.  BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), a developer of a credit counseling software program used by credit counseling agencies, for cash consideration of $13,528 net of cash acquired. The acquisition has been accounted for using the purchase method of accounting and the amount of the acquisition cost in excess of the fair value of the identifiable assets and liabilities has been recorded as goodwill, which will be amortized on a straight-line basis over a seven year period. The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 10, 2000. The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                 $
--------------------------------------------------------------------------------

Cash and cash equivalents                                     6,855
Accounts receivable                                          23,491
Prepaid expenses and other                                    3,292
Capital assets                                               56,017
Bank indebtedness                                           (14,073)
Accounts payable and accrued liabilities                    (98,269)
--------------------------------------------------------------------------------
Net (liabilities) acquired                                  (22,687)
Goodwill and intangible assets                               43,070
--------------------------------------------------------------------------------
Total acquisition cost                                       20,383
================================================================================

Under the original terms of the agreement, the Company was to issue 100,000 common shares in consideration for the acquisition of FMG that would have been subject to a hold period of two years from the date of issuance. The Company was required to issue an additional 95,000 common shares when portal design and engineering was completed. The Company was required to issue 50,000 common shares upon the portal generating revenues of U.S. $300,000 in any month subsequent to the purchase, as described in the agreement. In addition, the Company was required to issue 55,000 common shares upon the portal generating revenues of U.S. $1,000,000 in any month, subsequent to the purchase, as described in the agreement. Regulatory approval of this transaction is required and has not yet been obtained.

The issuance of the above noted common shares is subject to final adjustment, pending the resolution of various disputes between the sellers of FMG and the Company. The outcome of this matter is currently not determinable. Accordingly, the above shares have not been issued and no amounts with respect to the above noted shares have been recorded in the consolidated financial statements, other than the net cash consideration of $13,528. Management believes any adjustment to the purchase price will not result in additional liability to the Company. Accordingly, the cash purchase price has been disclosed on a preliminary basis and may be adjusted upon the final resolution of these matters.


4.  SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements have been expressed in Canadian dollars and in accordance with accounting principles generally accepted in Canada. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Financial Management Group LLC (a Nevada corporation), SoftCare (a Canadian company) and Bus Holdings Corporation (an Anguilla corporation), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). Bus Holdings Corporation is inactive and has no assets or liabilities. All significant intercompany balances and transactions have been eliminated on consolidation.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations are incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are typically held to maturity and are carried at amortized cost. In the event there has been a decline in value that is other than temporary, the investment will be written down to recognize the loss. Short-term investments consist of investments in term deposits with an original maturity of more than three months.

INVESTMENT TAX CREDITS

Investment tax credits resulting from eligible Scientific Research and Experimental Development expenditures, pursuant to the Canadian Income Tax Act, are recorded as a reduction of related wage costs in the period in which they are received or in the period in which recoverability is certain.

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

CAPITAL ASSETS

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

     Computer and testing equipment                                     30%
     Computer software                                                 100%
     Office equipment                                                   20%
     Office furniture                                                   20%
     Display booths                                                     30%
     Leasehold improvements                 Lesser of the term of the lease
                                                 or the remaining estimated
                                                   useful life of the asset

Computer equipment acquired under capital leases is depreciated on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three years.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

REVENUE RECOGNITION

A software arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred.

INCOME TAXES

Effective June 1, 1999, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. There was no effect of adopting the liability method of tax allocation on the consolidated financial statements as at August 31, 2000 and for the period then ended. Prior period financial statements have not been restated as there was no cumulative effect on the opening deficit, as of June 1, 1999, of adopting the recommendations.

Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

STOCK BASED COMPENSATION

The Company has granted stock options which are described in note 15. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the Black Scholes fair value method.

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan ("Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured using the intrinsic value method and is recorded in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released. Common shares held by the Plan are considered to be issued and outstanding for the purpose of calculating basic and fully diluted income (loss) per share.

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers requires the income (loss) per share figures to be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999, are deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is nil.

                                                PERIOD ENDED       PERIOD ENDED
                                                 AUGUST 31,          AUGUST 31,
                                                    2000               1999
--------------------------------------------------------------------------------

Net income (loss)                                $(1,577,156)      $(1,241,074)
Weighted average number of
   common shares outstanding                      15,957,425         1,144,207
--------------------------------------------------------------------------------
Basic (loss) per common share                       (0.09)             (1.08)
--------------------------------------------------------------------------------

Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.
================================================================================

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, cash held in escrow, short term investments, accounts receivable, investment tax credits receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on this instrument approximates current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.


5. CASH HELD IN ESCROW

Cash held in escrow includes funds held in trust by the Company's transfer agent pending receipt of regulatory approval of either the Company's prospectus with respect to the issuance of 1,495,000 Special Warrants or the approval of the Annual Information Form ("AIF") [note 14]. The Company filed its AIF in June 2000 and received regulatory approval on August 4, 2000. On September 6, 2000 the funds were released from escrow to the Company. The cash held in escrow has been recorded at cost which approximates market value and earns interest at approximately 5% per annum.


6. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, cash held in escrow which is held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

At August 31, 2000 five customers represented 46% of the accounts receivable balance.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


7. SHORT-TERM INVESTMENTS

Short-term investments, which consist of Government of Canada Treasury Bills, have a market value of $2,996,509 at August 31, 2000, (1999: $2,698,952) as
determined by quoted market sources, earn interest at a rate of 5.55% per annum and mature in September 2000.


8. WORK IN PROGRESS

Included in work in progress are direct labour costs incurred by the Company in connection with an agreement the Company entered into with a customer to provide software and services for a period of three years for approximately $1,600,000 (August 1999 $nil). Revenue and related work in progress will be recognized in the accompanying statement of operations once the revenue recognition criteria for the agreement have been met.

9. CAPITAL ASSETS
                                                              ACCUMULATED        NET BOOK
                                                COST         DEPRECIATION          VALUE
                                                  $                $                 $
-----------------------------------------------------------------------------------------
AUGUST 31, 2000
Computer and testing equipment                363,288           230,024          133,264
Computer software                             137,295            99,872           37,423
Office equipment                               71,222            15,717           55,505
Office furniture                               46,861            20,616           26,245
Display booths                                 21,755            17,289            4,466
Leasehold improvements                         26,023             5,259           20,764
-----------------------------------------------------------------------------------------
                                              666,444           388,777          277,667
=========================================================================================

AUGUST 31, 1999
Computer and testing equipment                261,546           170,817           90,729
Computer software                              54,164            50,387            3,777
Office equipment                               20,418            10,691            9,727
Office furniture                               36,560            15,686           20,874
Display booths                                 21,755            15,543            6,212
Leasehold improvements                          9,122             2,584            6,538
-----------------------------------------------------------------------------------------
                                              403,565           265,708          137,857
=========================================================================================


At August 31, 2000 capital assets include assets acquired under capital lease having a gross book value of $230,512 [1999 - $151,471] and accumulated depreciation of $135,676 [1999 - $62,975].


10. BANK INDEBTEDNESS

The Company also has a revolving line of credit with a Canadian chartered bank for a maximum of $150,000 based on the required margin calculations as noted in the loan agreement. At August 31, 2000, the Company had $43,748 outstanding under the line of credit. Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending rate plus 1.5%. The bank's prime lending rate at August 31, 2000 was 9.5%. At August 31, 2000, the Company had not pledged any of its assets as collateral for the line of credit, however the bank has the right to request security at any time.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


11. LONG-TERM DEBT

The Company has long-term debt outstanding at August 31, 2000 as follows:

                                                              2000          1999
                                                               $             $
--------------------------------------------------------------------------------

Bank loan with Wells Fargo Bank bearing interest at 7%
per annum, repayable in equal monthly installments of
approximately $500 through November 2003                      12,309         --

Bank loan agreement with Business Development Bank
of Canada, bearing interest at bank prime rate plus 4%
and repayable in equal monthly principal installments of
$3,350 through April 2001. The Company also pays
interest on this loan at a rate of 0.0821% of the
Company's gross sales per month through April 2001,
based on annual sales goals that are defined in the loan
agreement.  The bank prime rate was 9.5% at May 31,
2000.                                                         26,800     67,000
--------------------------------------------------------------------------------
                                                              39,109     67,000

Less: current portion                                        (26,800)   (40,200)
--------------------------------------------------------------------------------
                                                              12,309     26,800
================================================================================

The loan with Business Development Bank of Canada is collateralized by a general security agreement providing a first security interest in substantially all of the Company's assets, personal guarantees from several of the Company's executives and the assignment of a life insurance policy on the Company's president. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.


12. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

August 31,                                                                       $
-------------------------------------------------------------------------------------
2001                                                                          59,775
2002                                                                          46,579
2003                                                                           5,611
2004                                                                           3,846
-------------------------------------------------------------------------------------
                                                                             115,811
Less amount representing interest (approximately 13% per annum)              (18,587)
-------------------------------------------------------------------------------------
Present value of future minimum lease payments                                97,224
Less: current portion                                                        (43,526)
-------------------------------------------------------------------------------------
Long term obligations under capital leases                                    53,258
=====================================================================================

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


13. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:

                                                             SUBSIDIARY
                                                         REDEEMABLE CLASS A
                                                          PREFERENCE SHARES       AMOUNT
                                                                  #                  $
-----------------------------------------------------------------------------------------

BALANCE, MAY 31, 1999                                         132,500            132,500
Redemption of shares for cash                                  (7,500)            (7,500)
-----------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1999                                      125,000            132,500
Redemption of shares for cash                                  (7,500)            (7,500)
-----------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                                    118,000            118,000
-----------------------------------------------------------------------------------------
Redemption of shares for cash                                  (7,500)            (7,500)
BALANCE, FEBRUARY 28, 2000                                    110,500            110,500
Redemption of shares for cash                                  (7,500)            (7,500)
-----------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                         102,500            102,500
Redemption of shares for cash                                   (7500)            (7,500)
-----------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000                                       95,000             95,000
-----------------------------------------------------------------------------------------
Less: current portion                                         (30,000)           (30,000)
Subsidiary redeemable Class A preference shares                65,000             65,000
=========================================================================================


Under an agreement between SoftCare and one of its shareholders, SoftCare agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in SoftCare. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary SoftCare. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of SoftCare that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at August 31, 2000 was 9.5%. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


14.  SPECIAL WARRANTS

The following table summarizes the Special Warrant transactions for the following periods:

                                                                      SPECIAL
                                                                      WARRANTS            AMOUNT
                                                                          #                  $
--------------------------------------------------------------------------------------------------

SPECIAL WARRANTS OUTSTANDING, MAY 31, 1999                           9,999,994          3,321,604
Deemed Special Warrants issued for services
   pursuant to exercise of options [NOTE 15]                         1,000,006          1,280,000
--------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, JUNE 17, 1999                         11,000,000          4,601,604
Special Warrants issued for services rendered [b]                       51,666                 --
Special Warrants issued in private placement,
   net of costs [c]                                                  2,000,000          2,720,000
--------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, AUGUST 31, 1999                       13,051,666          7,321,604
Special Warrants exercised for common
   shares, net of costs                                            (12,051,666)        (7,240,315)
--------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, NOVEMBER 30, 1999                      1,000,000             81,289
Special Warrants exercised for common
   shares, net of costs                                             (1,000,000)           (81,289)
--------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, FEBRUARY 28, 1999                             --                 --
Special Warrants issued in private placement,
   net of costs [d]                                                  1,495,000          5,087,468
--------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2000                           1,495,000          5,087,468
Special Warrants exercised for common
   shares, net of costs                                             (1,495,000)        (5,087,468)
--------------------------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, AUGUST 31, 2000                               --                 --

==================================================================================================


 [a] EC.com issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these financial statements, the Special Warrants issued to the shareholders of SoftCare, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

      Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% will be released twelve months after completion of the acquisition; 30% will be released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares will be released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% will be released twelve months after completion of the acquisition; 25% will be released 18 months after completion of the acquisition; and 25% will be released 24 months after completion of the acquisition.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


14. SPECIAL WARRANTS (CONT'D)

      The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 15].

 [b] The Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

 [c] On June 18, 1999, pursuant to an offering memorandum, the Company issued 2,000,000 Special Warrants for gross cash proceeds of $3,000,000 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other cash costs totaling $280,000. .

      Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant ("Underlying Warrant"), which is transferable upon regulatory approval. Each Underlying Warrant entitles the holder to purchase one common share at a price of $2.50 and was exercisable until June 18, 2000, at which time the Underlying Warrant will expire.

      Pursuant to this Special Warrant private placement, the Company issued 196,300 Agent's Special Warrants. Each Agent's Special Warrant was exercisable, without any additional consideration, for one Agent's Warrant for a period of one year from June 18, 1999. Each Agent's Warrant was exercisable for one common share of the Company at $1.50 for a period of one year from the closing date of the financing.

      One half of the Agent's Warrants and/or common shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods.

      The net proceeds of the above-noted offering were $2,720,000.

      On June 13, 2000 113,600 Agents Special Warrants were exercised for gross proceeds of $170,400.

      On June 18, 2000 1,203,000 Share purchase Warrants expired

 [d] On March 29, 2000, the Company issued 1,495,000 Special Warrants for gross cash proceeds of $5,606,250 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include commissions and other cash costs totaling $518,782.

      Each Special Warrant is exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $4.25 and is exercisable one year from the closing date of the financing on March 30, 2000, at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and may not be traded until July 30, 2000. During the period ended August 31, 2000 the 1,495,000 Special Warrants were released from their hold period and exercised into common shares for no additional consideration.

      Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Each Agent's Special Warrant is exercisable for one common share at an exercise price of $3.75 and is exercisable one year from the closing date of the financing on March 30, 2000, at which time the Agent's Special Warrants will expire.

      The net proceeds of the above-noted offering were $5,087,468.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


14. SPECIAL WARRANTS (CONT'D.)

 [e] As at August 31, 2000, exercise of the Company's Special Warrants, Share Purchase Warrants, Agent's Special Warrants and Agent's Warrants would result in the issuance of the following common shares:

           COMMON                                                 EXERCISE
       SHARES ISSUABLE                                              PRICE
              #                       EXPIRY DATE                     $
--------------------------------------------------------------------------------

           747,500                   March 30, 2001                 4.25
           149,500                   March 30, 2001                 3.75
--------------------------------------------------------------------------------
           897,000
================================================================================


15. COMMON STOCK

[a]  AUTHORIZED

100,000,000 [1999 - 100,000,000] Common voting shares without par value.

On September 21, 1998, the authorized share capital of the Company was consolidated on a basis of six shares of the Company for one new share of the Company, resulting in the authorized share capital of the Company being reduced to 16,666,667 common shares without par value after the consolidation. The authorized share capital of the Company was subsequently increased from 16,666,667 common shares to 100,000,000 common shares without par value.

[b]  ISSUED AND OUTSTANDING COMMON STOCK
                                                                    COMMON SHARES         AMOUNT
                                                                          #                  $
--------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                                       --                 --

Issued common stock of EC.com                                        1,391,428            960,316
Shares issued pursuant to exercise of stock options                     23,334             39,200
--------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1999                                             1,414,762            999,516

--------------------------------------------------------------------------------------------------
Shares issued on exercise of Special Warrants                       12,051,666          7,234,303
BALANCE, NOVEMBER 30, 1999                                          13,466,428          8,233,819

Shares issued pursuant to exercise of stock options                     10,000             15,000
Shares issued on exercise of Special Warrants                        1,000,000             87,301
Shares issued on exercise of Agents'
         Special Warrants                                               14,000             21,000
Shares issued on exercise of share purchase warrants                   591,600          1,479,000
--------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2000                                          15,092,028          9,836,120

Shares issued on exercise of Agents'
         Special Warrants                                               68,700            103,050
Shares issued on exercise of share purchase warrants                   205,400            513,500
--------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                               15,356,128         10,452,670

Shares issued on exercise of Special Warrants                        1,495,000          5,087,468
Shares issued on exercise of Agents'
         Special Warrants                                              138,600            170,400
--------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000                                            16,989,728         15,710,538
==================================================================================================

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


15. COMMON STOCK (CONT'D.)

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value of $1,280,000, were granted to employees. The options were only exercisable concurrent with the completion of any reverse takeover, sale or other disposition of the shares of the Company that occurred on or before September 30, 1999, their expiry date. The options were granted to employees in lieu of salaries and were given in exchange for general financing services to be performed over a five month period ended September 15, 1999. These options were exercised on June 18, 1999 for nominal cash proceeds of $247. Accordingly, $861,533 of the excess value of common shares over cash received has been recorded as compensation expense in the consolidated financial statements in the year ended May 31, 1999. and $418,220 was recorded as compensation expense in prior periods.

During the year ended May 31, 2000, 23,334 stock options held by a former Director and a former officer were exercised into 23,334 common shares at an exercise price of $1.68 per option, and 10,000 stock options held by a consultant were exercised into 10,000 common shares at an exercise price of $1.50 per option.

[c] STOCK OPTIONS

The following table summarizes stock option transactions:

                                                                                          EXERCISE
                                                                    STOCK OPTIONS          PRICE
                                                                          #                  $
--------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                                1,000,006                 --

Deemed Special Warrants issued for services
   pursuant to exercise of options [NOTE 14]                        (1,000,006)                --
Options granted to directors                                           800,000               1.50
--------------------------------------------------------------------------------------------------
BALANCE, JUNE 17, 1999                                                 800,000
Issued options of EC.com                                                33,334               1.68
Options granted to directors, employees
   and consultants                                                     350,000               1.50
Options exercised for common shares on June 18, 1999
   pursuant to reverse takeover                                       (250,000)             (1.50)
Options exercised for common shares                                    (23,334)             (1.68)
--------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1999

Options cancelled                                                     (100,000)             (1.50)
Options granted to directors, employees
   and consultants                                                     100,000               1.50
--------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999
Options granted to directors, employees
   and consultants                                                     100,000               3.90
Options exercised for common shares                                    (10,000)             (1.50)
--------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2000 AND
   MAY 31, 2000                                                        990,000
Options granted to directors, employees
   and consultants                                                     200,000               1.75
--------------------------------------------------------------------------------------------------

BALANCE, AUGUST 31, 2000                                             1,190,000
--------------------------------------------------------------------------------------------------

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


15. COMMON STOCK (CONT'D.)

On June 18, 1999, 800,000 stock options, exercisable at $1.50, were granted to Directors of the Company in exchange for 197,557 stock options of SoftCare as part of the reverse takeover [note 2]. These stock options expire in April 2004.

On June 18, 1999, 250,000 stock options were granted to officers, directors, and a consultant, at an exercise price of $1.50. These stock options expire in June 2004. These stock options were exercised on June 18, 1999 and were included in the issued share capital of EC.com on the date of the reverse takeover, June 18, 1999.

On June 18, 1999, 100,000 stock options were granted to an individual pursuant to a consulting agreement, at an exercise price of $1.50. These options were not exercised and were canceled concurrent with the termination of the consulting agreement in 1999.

In November 1999, 100,000 stock options were granted to a consultant at an exercise price of $1.50. These stock options expire on November 2004 or on the termination of the consulting contract. 10,000 of these options were exercised on February 15, 2000.

In February 2000, 100,000 stock options were granted to a Director of the Company, at an exercise price of $3.90. These stock options expire in February 2005.

In August 2000, 200,000 stock options were granted to a consultant at an exercise price of $1.75. These stock options expire in blocks of 40,000 per year on each successive anniversary of the grant up to August 2005.

At August 31, 2000, the Company has the following stock options outstanding:

                                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                     ------------------------------------------------------------------------------
                           WEIGHTED WEIGHTED WEIGHTED
                                         AVERAGE        AVERAGE        OPTIONS         AVERAGE
     EXERCISE PRICE    OUTSTANDING      REMAINING    EXERCISE PRICE  EXERCISABLE   EXERCISE PRICE
            $               #          CONTRACTUAL         $              #               $
                                           LIFE
     ----------------------------------------------------------------------------------------------
          $1.50          890,000           4.0            1.50         890,000          1.50
          $3.90          100,000           4.8            3.90         100,000          3.90
          $1.75          200,000           2.5            1.75         200,000          1.75
     ----------------------------------------------------------------------------------------------
                       1,190,000           4.1            1.74       1,190,000          1.74
     ==============================================================================================

In these financial statements, the options issued to shareholders of SoftCare, the accounting acquirer, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed options were exercised for deemed special warrants or common shares.

[d] EMPLOYEE STOCK BONUS PLAN

SoftCare established a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company and contributed 999,998 common shares of SoftCare to the Plan. Upon the reverse takeover, the Plan exchanged its common shares in SoftCare for 1,000,000 common shares of EC.com.

Under the terms of the Plan, common shares held by the Plan will be allocated to participants when the annual revenue target is met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the milestones are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when sales targets are achieved or the directors otherwise resolve that they are vested.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


15. COMMON STOCK (CONT'D.)

Upon the termination of an employee, shares that are not vested will be returned to the treasury of the Company. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of unvested shares granted under the Plan and placed and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

During the period ended August 31, 2000, 187,030 shares were allocated to employees, and a compensation expense has been recognized in the statement of operations for the period amounting to $ 392,763. Compensation expense will be recorded at fair value once the shares have been committed to be released. At August 31, 2000, the fair value of the remaining 812,970 unallocated common shares based on quoted market sources was $1,625,940


16. COMMITMENTS

The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next three years ending May 31, are as follows:

                                                                  $
--------------------------------------------------------------------------------

2001                                                          174,000
2002                                                          192,000
2003                                                          154,000
--------------------------------------------------------------------------------
                                                              520,000
--------------------------------------------------------------------------------


17. INCOME TAXES

At May 31, 2000, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $3,298,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                           NON-CAPITAL
                                                LOSSES           $
--------------------------------------------------------------------------------

May 31, 2001                                                 81,000
May 31, 2003                                                328,000
May 31, 2005                                                829,000
May 31, 2006                                                412,000
May 31, 2007                                              1,648,000
--------------------------------------------------------------------------------
                                                          3,298,000
--------------------------------------------------------------------------------

The potential income tax benefits relating to these losses and tax balances have not been recognized in the accounts.


18. RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the period ended August 31, 2000, the Company paid $118,053 [period ended August 31, 1999, - $48,542] for these services that were charged to general and administrative expenses.

SOFTCARE EC.COM INC.
(Notes to the Consolidated Financial Statements
August 31, 2000 and 1999


19. SUBSEQUENT EVENTS

Subsequent to the period end the Company has continued to review its position with regard to the purchase of Financial Management Group LLC (FMG) on April 10, 2000. In August and September the Company became aware of further material breaches of the purchase agreement and SoftCare has determined to terminate the acquisition. The two principals have retained counsel and have presented the company with a demand alleging wrongful termination of their employment and other claims. SoftCare intends to vigorously defend any action that might be brought against it relating to these matters, and to pursue rights and remedies available to it for the various breaches of the purchase agreement by FMG, its parent company and the two principals.

Development and marketing of SoftCare's credit counselling software does not depend on the technology of FMG. Management believes that the termination of the purchase agreement and of the employment of the two FMG principals will not have a material effect on a going-forward business opportunity for licensing of SoftCare's credit counselling software.


On September 1, 2000, the Company granted to Mr. John Frostad 40,000 stock options. Each option is exercisable for one common share for $2.00. The options expire on August 31, 2005.

On October 19, 2000 the Company announced that, subject to regulatory and shareholder approval, the Board of Directors has adopted a share option plan (the "Plan") designed as a consolidated company wide incentive compensation plan for Softcare employees, directors, officers, consultants and service providers. Consequent upon adoption of the Plan a total of 20% of the issued common shares of Softcare are reserved to the Plan (subject to standard anti-dilution adjustment). The total reserved will include 1,230,000 currently outstanding options. Pursuant to the Share Option Plan the Board of Directors has determined that 1,000,875 new options for common share options be granted to specified employees at a price of $ 1.55 per share. The options will vest with individual optionees over periods specified under the Plan. The options granted today shall be exercisable for a term of 5 years. The effective date of the grant is October 19, 2000. Approval for the Plan will be discussed and voted upon by shareholders on November 10, 2000.